UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

February 15, 2024

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

111 quai du Président Roosevelt
92130 Issy-les-Moulineaux, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file

annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the

information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

ORANGE

Date: February 15, 2024	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations

Orange financial results
#FY_2023

15th February 2024

Christel Heydemann
CEO
Laurent Martinez
CFO

Disclaimer

This presentation contains forward-looking statements about Orange's financial situation, results of operations and strategy. Although we believe these statements are based on reasonable assumptions, they are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. More detailed information on the potential risks that could affect our financial results is included in the Universal Registration Document filed on 29 March 2023 with the French Financial Markets Authority (AMF) and in the annual report on Form 20-F filed on 30 March 2023 with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made. Other than as required by law, Orange does not undertake any obligation to update them in light of new information or future developments.

Section One
FY 2023 highlights



Lead the Future - Strong execution

Excellence on core business

Revenues +1.8% fuelled by value strategy

Portfolio rationalisation (Orange Bank OCS/OStudio)

Driving in-market consolidation

JV in Spain Q1 2024

Full integration of VOO

Merger in Romania on track

Efficiency plan on track

€300m net savings in 2023

Cash flow acceleration

OCF €3.66bn

+€0.6bn yoy

Guidance fully achieved

EBITDAaL +1.3% yoy

eCapex -6.7% yoy

OCF +19.7% yoy

On track with our commitments for environment, diversity & digital inclusion

Environment

achieve Net Zero Carbon by 2040


30%*
25%
mobile collected vs sold ones in Europe


-30%*
-37%
CO_2 emissions reduction vs 2015cb
scopes 1&2

- **Scopes 1&2 emission** target reached 2 years in advance
- **Stable** energy consumption vs 2022 despite network rollout
- **30%** target of collected mobile already achieved in France

Digital inclusion

develop connectivity and inclusive services


2.5m*
1.8m
beneficiaries of digital trainings

&

Diversity

align gender representation in management on employees


35%*
34%
women in management

- **69m** 2023 FTTH connectable homes target passed
- **+43%** beneficiaries of digital training vs 2022
- **+1 pt** of women in management

* 2025 targets

2023 guidance achieved

Revenue

FY 2023	Q4 2023
€44.1bn +1.8% yoy	€11.6bn +1.6% yoy

EBITDAaL

FY 2023	Q4 2023
€13.0bn +1.3% ✓ yoy	€3.5bn +2.0% yoy

eCapex

FY 2023	Q4 2023
€6.8bn -6.7% ✓ yoy	€2.1bn -7.9% yoy

Organic Cash Flow*

FY 2023

€3.66bn ✓

+19.7% yoy

Net debt / EBITDAaL*

FY 2023

2.05x ✓

CO_2 emissions

2023 – scopes 1 & 2

-37%

vs 2015cb

*Telecom

Yoy: comparison with the same period of the previous year, on a comparable basis unless otherwise specified

All Group level mentions include both telecom and banking activities. Conversely, all mentions excluding Orange bank are explicitly called "Telecom"

Lead the Future - Focus on value creation

€2.9bn
+€1.1bn
yoy

FCF "all-in"[(1)]
Telecom

6.7%
+80 bp
yoy

ROCE[(2)]
Telecom

€0.85
+16%
yoy

EPS[(3)]
non diluted

€0.72
+3%
yoy

Dividend
2023 payable 2024

(1) OCF after licence payments, subordinated note coupons and main litigation cash-outs. See details on slide 30
(2) See details on slide 31
(3) Net income attributable to Group shareholders after deduction of the remuneration net of the tax to holders of subordinated notes / Weighted average number of ordinary shares outstanding during the period

Orange Spain + Másmóvil JV creating a leading company

End Feb 2024

Clearance expected by end February…

Decision by 22nd February

End Q1 2024

…leading to closing end Q1 24…

Orange receives c. €4.2bn* cash proceeds

Orange Spain & Masmovil join to create a leader in Spain

After closing

…combining strengths of both companies…

> €450m run rate synergies from the 4th year confirmed

24-42 months after closing

…with path to control for Orange.

Option to purchase 1% of shares

* subject to closing adjustments

Lead the Future in action

Monetise

Continued **value strategy** driving ARPOs up, with moderate churn

Best in class network & NPS in France

Europe 2023 EBITDAaL +5.8% yoy & **solid NPS**

Capitalise

67.6m FTTH connectable homes in Europe +5.9m yoy

TOTEM +7% yoy external hosting revenues

Focus & Transform

Portfolio rationalisation OCS/O.Studio & O.Bank in Europe

Orange Business transformation delivering results

Bolt-on acquisitions in Orange Business

Orange Cyberdefense 2023 **+11%** yoy revenues

Grow

MEA 2023 strong growth
+11.4% yoy revenues
+12.7% yoy EBITDAaL

New Enterprise Model on track

Innovation at the heart of our transformation

Data/AI & process automation

- **26k** employees with data/AI training
- **146** high impact AI use cases in 2023, +29% yoy (mainly Customer Value Management / Marketing prediction)
- **RPA: 5k** active robots across group o/w **1k** saving **>500k** hours in 2023
- **New internal GenAI tool** including GPT-4 with 1.3k daily active users

Network modernisation

- **20m** radio parameter changes per month thanks to automation & AI
- **AI use cases**: smart capex optimisation, predictive network maintenance, closed loops network optimisation
- Moving gradually to **continuous integration** for core and IP functions
- **First OpenRan** pilot deployment in Romania in sharing mode
- **1** shared operation centre in Europe & **1** in MEA

Front-loaded efficiency plan

50% achieved in year 1 of 3

2022 — 2025

€300m* — €600m* confirmed

Key actions

New enterprise model & transformation

- Standardisation
- Mutualisation
- Digitalisation
- Simplification

+

Operational efficiency on 4 major streams

- Sourcing
- Network
- IT
- Real estate

*on a 2022 cost base of c.€12bn

Section Two
Financial results overview



Revenue growth fuelled by price increases & MEA

FY 2023 revenue*

€44.1bn

+€790m/+1.8% yoy

Q4 2023

yoy

+1.6%

+€184m

FY 2023 revenue development contribution by segment (yoy in €m)


+1.8%
43,332
-248
-1.4%
+1.1%
50
+2.9%
196
+11.4%
729
+0.2%
14
48
44,122
FY 22 cb
France
Spain
other European countries
MEA
Orange Business
Others
FY 23

FY 2023 revenue development by activity (yoy in €m)


43,332
+3.5%
1,109
-474
-6.5%
+7.3%
238
-82
44,122
FY 22 cb
Retail
Wholesale
Equipment sales
Other revenues
FY 23

* Orange Bank Net Banking Income is not included in Group revenues but in "Other operating income", that is below the revenue line and feeds directly into consolidated EBITDAaL.

EBITDAaL acceleration throughout year

FY 2023
Group EBITDAaL
€13.0bn
+€165m/+1.3% yoy

Q4 2023
yoy
+2.0%
+€70m

FY 2023 Group EBITDAaL development by segment (yoy, in €m)



+1.3%
12,870
-235
-3.6%
+12.2%
135
+1.7%
30
+12.7%
307
-123
-15.4%
51
13,035
FY 22 cb
France
Spain
Other Europeans countries
MEA
Orange Business
Others
FY 23

- FY EBITDAaL fully **in line with 2023 guidance**
- **Progressive improvement** to reach **+2%** yoy **Q4 EBITDAaL** (after +0.5% in Q1, +1% Q2 and +1.4% Q3)
- Strong improvement in H2 in **France**, outstanding performance of **MEA**, solid **Europe** & start of improvement at **Orange Business**

Net income
up double-digit

FY 2023
Net income

€2.9bn

+€275m/+10.5% yoy

FY 2023 Group net income development (yoy, in €m)



+10.5%
2,617
165
817
-563
107
-276
24
2,892
FY 22
EBITDAaL cb
2022 impairment base effect
Other non recurring items*
Financial result & income tax
Depreciation & amortization
Others*
FY 23
1
2

Earnings per share: FY 22 €0.73 | FY 23 €0.85

1. Mainly 2022 Orange Romania impairment base effect
2. o/w
   - the effect on voluntary French senior part-time provision of new retirement act
   - additional costs of restructuring programmes (Orange Bank/Orange Business)

* See details in Annexes

eCapex significant improvement c.15% eCapex/sales

FY 2023 eCapex

€6.82bn

-€487m/-6.7% yoy

Q4 2023

yoy

-7.9%

-€176m

FY 2023 eCapex development by segment (yoy in €m)



-6.7%
7,303
-344
-135
76
-30
-54
6,815
FY 22 cb
France
Europe
MEA
Orange Business
Others
FY 23
eCapex/Sales (telecom)
c.17%
c.15%

- **Strong eCapex decrease** driven by passing of 2021 FTTH deployment peak
- **All segments down except MEA** to support growth

Sharp growth in OCF* & FCF "all-in"*



+€0.6bn yoy
6,374
29
-731
-1,128
-883
+€0.6bn yoy
3,661
-521
-177
-23
+€1.1bn yoy
2,940
EBITDAaL -eCapex (telecom activities)
Δ working capital (incl. eCapex payables)
net financial interests paid
income taxes paid
other operational items
OCF* 2023
Telco licences paid
Subord. notes coupons
Main litigations paid
FCF "all in"* 2023

2023 OCF*

€3.66bn

+€0.6bn/+19.7% yoy

- OCF* +c.20% yoy fuelled by **EBITDAaL– eCapex** telco
- **FCF "all in"*= €2.9bn,** +€1.1bn yoy driven by lower licences & litigations

*Telecom activities. See details on slide 30

FCF "all-in" fully covering dividends & enhancing solid balance sheet



Net debt/
EBITDAaL*
(telecom)
1.93x
2.05x
25,298
-2,940
1,862
368
1,959
454
27,002
Net financial debt 2022*
FCF "all-in"
Div.paid to owners of parent company
Dividend paid to non-controlling interests
Net impact of changes in the scope
Other
Net financial debt 2023*

2023
Net debt
/EBITDAaL
(telecom)
2.05x

- Net debt / EBITDAaL ratio includes VOO acquisition
- Average maturity of OSA bonds: **7.5 years**
- Average cost of gross debt: **2.82%**
- Strong liquidity position**: **€14.3bn**** & strong rating among peers

*Telecom activities. See details on slide 30
**o/w €8.2bn in cash and €6.1bn available undrawn amount of credit facilities
Rating: BBB+ stable outlook (S&P and Fitch) & Baa1 positive outlook (Moody's)

Section Three
Business Review



Q4 2023 France

Value strategy leading to H2 EBITDAaL trend improvement

in €m	Q4 23	yoy cb	FY 23	yoy cb
Revenues	**4,600**	**-1.9%**	**17,730**	**-1.4%**
Retail services	2,811	+1.8%	11,154	+1.6%
Wholesale	1,125	-10.6%	4,514	-8.5%
Equipment sales	460	+6.6%	1,394	+5.3%
EBITDAaL			**6,364**	**-3.6%**
eCAPEX			**3,039**	**-10.2%**

+3.1% yoy
Q4 Retail services excl. PSTN


in €million
-3.6%
o/w -2.2% yoy in H2
6,599
c.-200
c.-200
c.+160
6,364
EBITDAaL 2022 cb
WHS decline
Energy
Net pricing power
EBITDAaL 2023
o/w H2
c.-€100m
c.-€100m
c.+€120m

All Q4 ARPOs up yoy

- **€75.2** Convergent
  +€3.3 yoy
- **€37.2** Fixed-only
  +€1.3 yoy
- **€17.9** Mobile-only
  +€0.8 yoy

Value/Volume management

- **+267k** Q4 FTTH net adds (-30k FBB net adds)
- **+99k** Q4 Mobile* net adds excl. M2M
- **12.1%** Q4 Mobile* churn
  +1.4pt yoy

- **Retail services** driven by **value strategy** with all ARPOs up
- **Best in class churn** & **NPS**
- **Best mobile network** for the 13th consecutive time
- **H2 EBITDAaL -2.2%** yoy after -5.1% in H1 2023
- **EBITDAaL – eCapex up** 3.4%

*Mobile contract excluding M2M

Q4 2023 Europe

Value strategy fuelling EBITDAaL growth

in €m	Q4 23	yoy cb	FY 23	yoy cb
Revenues	**3,105**	**+2.3%**	**11,574**	**+2.2%**
Retail services	2,087	+2.2%	7,947	+3.0%
Wholesale	443	-6.8%	1,700	-8.0%
Equipment sales	524	+12.3%	1,757	+11.1%
EBITDAaL			**3,037**	**+5.8%**
eCAPEX			**1,831**	**-6.9%**



in €million
+5.8%
2,871
135
20
2
10
3,037
EBITDAaL 2022 cb
Spain
Poland
Belgium Group
Central Europe
EBITDAaL 2023

Driven by growth engines

Q4 yoy revenue growth

- **+3.4%** Convergent
- **+6.7%** B2B

Value/Volume management

- **+91k** Q4 FTTH net adds (-4k FBB net adds)
- **+95k*** Q4 Mobile** net adds excl. Covid lines

- Retail services fuelled by **price increase & value strategy**
- Very positive momentum in **B2B + 6.4%** FY yoy
- **VHBB** customer base reached **7m,** up **+ 5.4%** FY yoy
- **EBITDAaL + 5.8%** driving **EBITDAaL-eCapex +33%** FY yoy (+€301m)

* Reported (including the disconnections of 57k Covid lines in Spain): +37k net adds
** Mobile contract excluding M2M

Q4 2023 Spain

Sustained momentum across year

in €m	Q4 23	yoy cb	FY 23	yoy cb
Revenues	**1,198**	**-0.5%**	**4,698**	**+1.1%**
Retail services	802	+1.5%	3,192	+1.8%
Wholesale	197	-16.0%	793	-9.6%
Equipment sales	198	+10.4%	711	+12.5%
EBITDAaL			**1,246**	**+12.2%**
eCAPEX			**755**	**-12.5%**

Retail services improvement through continued **convergent ARPO** growth yoy



-7.6%
-1.8%
2.0%
3.5%
-10.8%
-5.4%
-0.2%
1.5%
Q4 20
Q4 21
Q4 22
Q4 23

Convergent and Mobile Q4 ARPOs up yoy

- **€56.6** Convergent **+€1.9** yoy
- **€26.2** Fixed-only **-€0.3** yoy
- **€10.2** Mobile-only **+€0.3** yoy

Customer value management with continued churn improvement yoy

- **+13k** Q4 FTTH net adds (-19k FBB net adds)
- **+7k*** Q4 Mobile** net adds excl. Covid lines
- **13.4%*** Q4 Mobile** churn excl. Covid lines **-1.3 pt** yoy

- **FY retail services** growing for 1st time since 2018 and continued tight cost control
- 7 quarters in a row of **convergent ARPO growth**
- **Mobile churn** continued improvement
- **H2 EBITDAaL +13.3%** yoy after +11.0% in H1, combining with eCapex decrease to boost **EBITDAaL-eCapex +€243m** yoy

*Reported (including the disconnections of 57k Covid lines): -50k net adds, 15.3% mobile contract churn (+0.7pt yoy)
**Mobile contract excluding M2M

Q4 2023 Africa & Middle East

Growth engines fuelling double-digit EBITDAaL growth

in €m	Q4 23	yoy cb	FY 23	yoy cb
Revenues	**1,865**	**+12.1%**	**7,152**	**+11.4%**
Retail services	1,658	+12.4%	6,356	+11.2%
Wholesale	169	+11.4%	666	+14.1%
Equipment sales	26	+12.1%	90	-1.9%
EBITDAaL			**2,734**	**+12.7%**
eCAPEX			**1,248**	**+6.5%**

Revenue growth yoy (in €m)



+11.4%
7,152
o/w B2B +153
6,423
371
91
117
82
69
Revenue 2022 cb
Data
FBB
Orange Money
Wholesale
Other
Revenue 2023

Driven by growth engines

Q4 yoy revenue growth

- **+28%** Orange Money
- **+17%** Data
- **+15%** FBB
- **+17%** B2B*

With customer base increases

- **34.1m** +17% Orange Money active** customers
- **61.7m** +17% 4G customers
- **3.3m** +20% FBB customers

- 10 years period **record in FY revenue growth**
- 4th year in a row of **double-digit EBITDAaL** growth
- Max it app launched in November, >**10m downloads** to date
- Continued **increase in EBITDAaL-eCapex** (+18.4% in 2023)

*B2B transversal activity include Data and FBB
**at least one transaction per month

Q4 2023 Orange Business

Turnaround plan progressing towards EBITDAaL growth in 2025

in €m	Q4 23	yoy cb	FY 23	yoy cb
Revenues	**2,081**	**-1.4%**	**7,927**	**+0.2%**
Fixed only services	791	-6.8%	3,220	-6.7%
IT & integration services	1,025	+2.4%	3,706	+6.3%
Mobile	265	+1.9%	1,001	+2.6%
EBITDAaL			**679**	**-15.4%**
eCAPEX			**296**	**-9.3%**

Improving EBITDAaL yoy



+5.6pt
FY25
H1
H2
FY22
H1
H2
FY23
-25.3%
-17.1%*
-21.0%*
-16.7%
-14.2%
-15.4%

IT&IS revenues at +6.3% in FY23 yoy

- **+11% FY23** **+9% Q4 23** — Orange Cyberdefense
- **+7% FY23** **+5% Q4 23** — Digital & Data yoy
- **+25% H2 23** — Orange Cyberdefense order intake
- **+26** — **FY23 NPS**

- **EBITDAaL** yoy **sequential improvement** since 2022
- Overall **turnaround plan** executed as planned:
  - Products & Services sales portfolio halved in Q1 24
  - French voluntary departure plan confirmed in 2024
  - Upskilling & reskilling programme ahead of schedule
  - Bolt-on acquisition of Expertime in December 2023

*excluding 2021 employee shareholding plan effect

Section Four
Guidance



Guidance at current perimeter

2023 objectives delivered, 2024/2025 trajectory confirmed

	2023 objectives		fully achieved	2024	2025 aligned with the CMD
EBITDAaL yoy, cb	Slight growth	→	+1.3% ✓	Low-single digit	Low-single digit
eCAPEX yoy, cb	Strong decrease	→	-6.7% ✓	disciplined eCapex as per CMD	disciplined eCapex as per CMD
Organic Cash Flow (telecom)	≥ €3.5bn	→	€3.66bn ✓	≥ €3.8bn	€4bn
Net debt / EBITDAaL (telecom)	Around 2x in the medium term	→	2.05x ✓	Around 2x in the medium term	Around 2x in the medium term
Dividend*	€0.72 payable in 2024	→	€0.72 payable in 2024 ✓	€0.75 payable in 2025	€0.75 floor payable in 2026

* Subject to shareholders' approval. Independent from any scope evolution.

Guidance excluding Orange Spain

	2023 including Orange Spain	2023 excluding Orange Spain	2024 post deconsolidation***	2025 post deconsolidation
EBITDAaL yoy, cb	+1.3% ✓	+0.2%	Low-single digit	Low-single digit
eCAPEX yoy, cb	-6.7% ✓	-5,9%	disciplined eCapex as per CMD	disciplined eCapex as per CMD
Organic Cash Flow (telecom)	€3.66bn ✓	€3.18bn*	≥ €3.3bn	€3.5bn
Net debt / EBITDAaL (telecom)	2.05x ✓	Not applicable	Around 2x in the medium term	Around 2x in the medium term
Dividend**	€0.72 ✓	€0.72	€0.75 payable in 2025	€0.75 floor payable in 2026

Subject to EC decision
* calculated by excluding Orange Spain's OCF contribution
** subject to shareholders' approval. Independent from any scope evolution
*** simulated deconsolidation as of 1st January 2024

Q&A

Annexes



Change in net debt

(in millions of euros)	FY 2022 actual	FY 2023 actual
EBITDAaL - eCAPEX (telecom activities)	**5,745**	**6,374**
Change in working capital requirements (including change in eCAPEX payables)	(219)	29
Net interest paid (including dividends received)[1]	(804)	(731)
Income taxes paid	(1,033)	(1,128)
Other operational items[2]	(630)	(883)
Organic Cash Flow (telecom activities)	**3,058**	**3,661**
Licences and spectrum paid	(981)	(521)
Main litigations paid/received	(20)	(23)
Subordinated notes coupons	(213)	(177)
Free Cash Flow « all-in » (telecom activities)	**1,845**	**2,940**
Net impact of changes in the scope	(104)	(1,959)
Subordinated notes issuances (purchases) and other related fees[3]	(497)	(22)
Dividends paid to owners of parent company	(1,861)	(1,862)
Dividends paid to non-controlling interests	(304)	(368)
Other financial items[4]	(107)	(433)
Change in net debt	**(1,028)**	**(1,704)**
Net financial debt	**(25,298)**	**(27,002)**
Ratio of net financial debt / EBITDAaL of telecom activities	**1.93x**	**2.05x**

[1] Excluding €261m of interest expenses on IFRS 16 leases and financed assets in FY 2023 and €145m in FY 2022.
[2] Of which (i) disbursements related to "Part- Time for Seniors" plan in France (TPS, procedures in relation to agreements on the employment of seniors in France) and related to restructuring and integration costs, (ii) repayments of lease liabilities, and (iii) elimination of non-monetary effects included in EBITDAaL.
[3] Including, in FY 2023 €(198)m of subordinated notes reclassified as short term liability and €(46)m in FY 2022.
[4] Including (i) Orange Bank capital increase subscribed by the Group, (ii) the change in debt on financed assets, and (iii) the change in forex and derivatives, accrued interest not yet due and amortised cost

ROCE telecom

(in millions of euros)	FY 2022 historical	FY 2023 actual
EBIT[1]	5,000	5,274
Interest expenses on lease liabilities and on liabilities related to financed assets[1]	(148)	(272)
Adjusted EBIT	4,853	5,003
Income tax[1]	(1,270)	(871)
Neutralisation of tax impact of financial income	(199)	(241)
Statutory tax rate in France [2]	*25.83%*	*25.83%*
Financial result excl. interest expenses on lease liabilities & on liabilities related to financed assets [1 3]	*(772)*	*(933)*
Income tax restated from tax impact of financial income	(1,470)	(1,112)
Net Operating Profit After Tax N (telecom)	**3,383**	**3,890**
Equity N-1 [4]	35,806	35,589
Financial liabilities N-1[5]	35,387	36,708
Financial assets N-1[6]	(13,115)	(13,967)
Net Operating Assets N-1 (telecom)	**58,078**	**58,330**
ROCE (telecom)	**5.8%**	**6.7%**

[1] See Notes 1.3 and 1.4 to consolidated financial statements
[2] See Note 10.2 to consolidated financial statements
[3] See Note 13.2 to consolidated financial statements
[4] See Note 1.8 to consolidated financial statements
[5] Financial liabilities (non-current & current) & derivative liabilities (non-current & current) of the telco business (see note 13.1 to consolidated financial statements), including investments in Mobile Financial Services eliminated for consolidated accounts of €947m in 2022 and €1 121m in 2023.
[6] Financial assets (non-current & current), derivative assets (non-current & current), cash & cash equivalents of telco activities (see Note 13.1 to consolidated financial statements), excluding debt on financed assets of €(245)m in 2022 and €(316)m in 2023

Change in net income

(in millions of euros)	FY 2022 historical	FY 2022 cb	FY 2023 actual	Δ
EBITDAaL	12,963	12,870	13,035	
Adjustments*	(399)		(962)	(563)
Depreciation & amortization of fixed assets	(7,035)		(7,312)	(276)
Impairment of goodwill	(817)		-	817
Impairment of fixed assets	(56)		(47)	9
Share of profit (losses) of associates and JV	(2)		(29)	(28)
Other income / (charge)	148		283	135
Operating income	**4,801**		**4,969**	**168**
Financial result	(920)		(1,206)	(286)
Income Tax	(1,265)		(871)	393
Net income from consolidated Group	**2,617**		**2,892**	**275**
Minority interests	471		451	(20)
Net income Group share	2,146		2,440	294

* See details on following slide

EBITDAaL adjustments

(in millions euros)	FY 2022 historical	FY 2023 actual	Δ
Restructuring programs costs	(177)	(526)	(349)
Acquisitions and integration costs	(74)	(53)	21
Significant litigations	(9)	30	39
Specific labour expenses	(372)	(503)	(131)
o\w Senior Part Time	*(367)*	*(503)*	*(136)*
Fixed assets, investments and businesses portfolio review	233	90	(143)
Total adjustments	**(399)**	**(962)**	**(563)**

2022 & 2023 data excluding Orange Spain*

in €bn	2022 inc. O.Spain	2022 ex. O.Spain	Δ	2023 inc. O.Spain	2023 ex. O.Spain	Δ
Revenue	43.5	39.1	-4.3	44.1	39.7	-4.4
EBITDAaL	13.0	11.9	-1.1	13.0	11.8	-1.2
eCapex	7.4	6.5	-0.9	6.8	6.1	-0.7
eCapex/sales	*17.0%*	*16.7%*	*-30bps*	*15.4%*	*15.3%*	*-10bps*
EBITDAaL-eCapex	5.6	5.3	-0.2	6.2	5.7	-0.5
OCF (telecom)	3.1	2.8	-0.3	3.7	3.2	-0.5

*i. All figures are at Group level except OCF which is telecom only,
ii. Simulation excluding Orange Spain and neutralisation of intercompany eliminations with Orange Spain (o/w TOTEM, management & brand fees) as of 1st January 2022

FY 2023 TOTEM

Robust growth on external activities

in €m	Q4 23	yoy cb	FY 23	yoy cb
Revenues	174	-7.6%	686	+0.3%
Wholesale	174	-7.6%	686	+0.3%
EBITDAaL			372	+0.4%
eCAPEX			144	+1.0%

External hosting revenues +6.7% yoy



90
463
76
55
FY 22
96
478
83
30
FY23
hosting revenues with ext. customers
hosting revenues with Orange Group
works studies
energy

Tenancy ratio **1.37x** → **1.40x**

Positive trends on KPIs

- **+3.7% FY23** hosting revenue growth
  16.7% external customer's share in hosting revenues
- **27,292** Sites EOP
  +173
- **38,116** Tenants (POEs)
  +922

- **Mutualized 5G coverage by TOTEM for all MNOs** in Orange Velodrome Stadium
- **Deployment of first small cells in Spain**, to improve 5G coverage in the city center
- 900 new sites built in France **over 2022 and 2023**
- **Revenues FY23 +0.3%** growth impacted by energy
- FY23 **EBITDAaL** up +0.4% including opex ramp up until H1 23 with company constitution

orange

Finance table details by segment

France

in €m	Q4 23	yoy cb	FY 23	yoy cb
Revenues	**4,600**	**-1.9%**	**17,730**	**-1.4%**
Retail services	2,811	+1.8%	11,154	+1.6%
Convergent services	1,295	+4.9%	5,065	+4.3%
Mobile only services	590	+0.7%	2,364	+1.4%
Fixed only services	926	-1.7%	3,725	-1.6%
Fixed only broadband	762	+1.9%	3,018	+2.1%
Fixed only narrowband	164	-15.6%	707	-15.0%
Wholesale	1,125	-10.6%	4,514	-8.5%
Equipment sales	460	+6.6%	1,394	+5.3%
Other revenues	204	-14.2%	668	-10.4%
EBITDAaL			**6,364**	**-3.6%**
EBITDAaL margin			35.9%	-0.8pt
eCAPEX			**3,039**	**-10.2%**
eCAPEX/revenues			17.1%	-1.7pt

Europe

in €m	Q4 23	yoy cb	FY 23	yoy cb
Revenues	**3,105**	**+2.3%**	**11,574**	**+2.2%**
Retail services	2,087	+2.2%	7,947	+3.0%
Convergent services	804	+3.4%	3,088	+4.1%
Mobile only services	736	-0.4%	2,932	+1.4%
Fixed only services	366	-0.4%	1,361	-0.4%
IT & integration services	181	+14.4%	565	+16.0%
Wholesale	443	-6.8%	1,700	-8.0%
Equipment sales	524	+12.3%	1,757	+11.1%
Other revenues	52	+1.6%	170	-7.1%
EBITDAaL			**3,037**	**+5.8%**
EBITDAaL margin			26.2%	+0.9pt
eCAPEX			**1,831**	**-6.9%**
eCAPEX/revenues			15.8%	-1.5pt

Spain

in €m	Q4 23	yoy cb	FY 23	yoy cb
Revenues	**1,198**	**-0.5%**	**4,698**	**+1.1%**
Retail services	802	+1.5%	3,192	+1.8%
Convergent services	474	+0.5%	1,894	+1.3%
Mobile only services	196	+1.5%	782	-0.9%
Fixed only services	116	+2.0%	457	+5.0%
IT & integration services	16	+39.4%	58	+41.9%
Wholesale	197	-16.0%	793	-9.6%
Equipment sales	198	+10.4%	711	+12.5%
Other revenues	1	+70.0%	2	+113.3%
EBITDAaL			**1,246**	**+12.2%**
EBITDAaL margin			26.5%	+2.6pt
eCAPEX			**755**	**-12.5%**
eCAPEX/revenues			16.1%	-2.5pt

Africa & Middle East

in €m	Q4 23	yoy cb	FY 23	yoy cb
Revenues	**1,865**	**+12.1%**	**7,152**	**+11.4%**
Retail services	1,658	+12.4%	6,356	+11.2%
Mobile only services	1,424	+12.1%	5,456	+10.8%
Fixed only services	219	+11.4%	847	+12.6%
IT & integration services	15	+67.2%	53	+40.6%
Wholesale	169	+11.4%	666	+14.1%
Equipment sales	26	+12.1%	90	-1.9%
Other revenues	11	-6.2%	40	+23.2%
EBITDAaL			**2,734**	**+12.7%**
EBITDAaL margin			38.2%	+0.4pt
eCAPEX			**1,248**	**+6.5%**
eCAPEX/revenues			17.5%	-0.8pt

Orange Business

in €m	Q4 23	yoy cb	FY 23	yoy cb
Revenues	**2,081**	**-1.4%**	**7,927**	**+0.2%**
Fixed only services	791	-6.8%	3,220	-6.7%
Voice	213	-14.8%	890	-12.3%
Data	578	-3.5%	2,330	-4.3%
IT & integration services	1,025	+2.4%	3,706	+6.3%
Mobile	265	+1.9%	1,001	+2.6%
EBITDAaL			**679**	**-15.4%**
EBITDAaL margin			8.6%	-1.6pt
eCAPEX			**296**	**-9.3%**
eCAPEX/revenues			3.7%	-0.4pt